Filed by Saxon Capital, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Saxon Capital, Inc.
Commission File No. 000-33485

On July 22, 2004, we issued the following press release announcing our first quarter 2004 operating results.

NEWS RELEASE

Contact:
Bobbi J. Roberts Vice President, Investor Relations Saxon Capital, Inc. 804.967.7879 InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Reports Second Quarter 2004 Operating Results

Reports Diluted EPS of $0.56; Owned Portfolio Growth of 7% from First Quarter 2004

GLEN ALLEN, VA. (July 22, 2004) – Saxon Capital, Inc. (“Saxon”) (NASDAQ: SAXN), a residential mortgage lending and servicing company, today announced second quarter 2004 net income of $17.4 million or $0.56 per share diluted, as compared to $15.4 million or $0.51 per share diluted for second quarter 2003, and $19.7 million or $0.63 per share diluted for first quarter 2004. In the second quarter the Company took a charge of $2.6 million in severance and compensation expenses, which accounts significantly for the decline in net income from the previous quarter.

Operational Highlights

  Net mortgage loan portfolio (“owned portfolio”) increased 21% to $5.3 billion at June 30, 2004 from $4.4 billion at June 30, 2003, and 7% from $4.9 billion at March 31, 2004.
  Mortgage loan production for second quarter 2004 increased by 27% compared to second quarter 2003 and 21% compared to first quarter 2004.
  Servicing rights for approximately $1.5 billion of mortgage loans were purchased during second quarter 2004.

Loan Production

Total mortgage loan production was $944.0 million for the second quarter 2004, an increase of 27% compared to second quarter 2003 and 21% compared to first quarter 2004 (including called loans from the first quarter 2004). Total cost to produce for second quarter 2004 decreased to 2.69% from 3.12% for second quarter 2003, and decreased from 3.54% for first quarter 2004.

Saxon’s retail mortgage loan production was $264.6 million during second quarter 2004, an increase of 18% compared to second quarter 2003, and 34% compared to first quarter 2004. At June 30, 2004, there were a total of 27 retail branches, which matches the number of retail branches at June 30, 2003.

Saxon’s wholesale mortgage loan production was $425.4 million during second quarter 2004, an increase of 51% compared to second quarter 2003, and an increase of 41% compared to first quarter 2004.

Saxon’s correspondent flow mortgage loan production was $208.3 million during second quarter 2004, an increase of 4% compared to second quarter 2003, and an increase of 88% compared to first quarter 2004. Correspondent bulk mortgage loan production was $45.6 million during second quarter 2004, an increase of 31% compared to second quarter 2003 and an increase of 39% compared to first quarter 2004.

Purchase of Servicing Rights

During the quarter, Saxon purchased third party servicing rights to approximately $1.5 billion of mortgage loans. Saxon paid an average of 72 basis points for the servicing rights, which have annual servicing fees of approximately 50 basis points. Saxon expects to purchase additional third party servicing rights during the third quarter 2004.

Portfolio Performance

At June 30, 2004, Saxon’s owned portfolio totaled $5.3 billion, an increase of 21% from June 30, 2003 and an increase of 7% from March 31, 2004. Seriously delinquent (60+ days past due) loans were 6.5% of owned portfolio at June 30, 2004, compared to 6.6% at June 30, 2003 and 7.0% at March 31, 2004. The allowance for loan losses increased to $34.0 million at June 30, 2004 from $33.8 million at March 31, 2004. Provision for mortgage loan losses was $10.2 million for second quarter 2004, as compared to $9.7 million for second quarter 2003 and $3.9 million for first quarter 2004. Saxon’s total delinquent loans increased by $42.1 million from first quarter 2004 to second quarter 2004.

Financial Highlights

For second quarter 2004, Saxon’s net interest income was $63.0 million, as compared to $52.6 million for second quarter 2003 and $57.8 million for first quarter 2004. For second quarter 2004, Saxon’s net interest margin was 5.1%, as compared to 5.1% for second quarter 2003 and 4.9% for first quarter 2004. Saxon’s net interest margin after provision for mortgage loan losses was 4.2% for the second quarter 2004, as compared to 4.2% for second quarter 2003, and 4.6% for first quarter 2004. Saxon’s increase in net interest income is related to the owned portfolio size from June 30, 2003 to June 30, 2004.

Total net revenues for second quarter 2004 were $60.1 million, as compared to $51.2 million for second quarter 2003 and $61.4 million for first quarter 2004. The decrease in net revenues during second quarter 2004 is attributable to the increase in provision for loan losses and the decrease in gain on sale of mortgage assets.

Operating expenses, which include general and administrative expenses and depreciation, were $33.7 million for second quarter 2004, as compared to $26.1 million for second quarter 2003 and $31.0 million for first quarter 2004. During the second quarter 2004, Saxon recorded a $1.8 million severance expense and a related executive compensation expense of $0.8 million.

Liquidity

At June 30, 2004, Saxon had $1.8 billion in committed facilities and $103.2 million in short-term liquidity, as compared to $1.5 billion in committed facilities and $78.0 million in short-term liquidity at June 30, 2003.

Recent Developments

On February 13, 2004, the Company’s subsidiary formed for the purpose of effecting the proposed REIT conversion, Saxon REIT, Inc., filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission as part of a Form S-4 registration statement 333-112834. On July 14, 2004, Saxon REIT filed pre-effective amendment #4 to its S-4. The Company plans to present the proposed REIT conversion to its shareholders for approval at its annual meeting, which is expected to be held during the third quarter of 2004. If approved, the Company expects the proposed REIT conversion to be completed before the end of 2004.

Conference Call

Saxon will host a conference call for analysts and investors at 11 a.m. Eastern Time on Friday, July 23, 2004. For a live Internet broadcast of this conference call, please visit Saxon’s investor relations website at www.saxoncapitalinc.com. To participate in the call, contact Ms. Bobbi Roberts, Vice President Investor Relations (804.967.7879 or InvestorRelations@saxonmtg.com). A replay will be available shortly after the call and will remain available until 11:59 p.m. Eastern Time, July 30, 2004. The replay will be available on Saxon’s website or at (800) 475.6701 using the ID number 738376.

About Saxon

Saxon is a residential mortgage lender and servicer that originates, purchases, securitizes and services real property secured mortgages. Saxon is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon’s production subsidiaries, Saxon Mortgage, Inc., and America’s MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 4,000 brokers, 400 correspondents, and 27 retail branches. As of June 30, 2004, Saxon’s servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $11.4 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release reflecting our future, plans and strategies, are “forward-looking statements” that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon’s actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon’s ability to successfully implement its growth strategy, (iii) Saxon’s ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon’s loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon’s servicing platform and technological capabilities, (viii) Saxon’s ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon’s ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon’s industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of July 22, 2004. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Additional Information and Where To Find It In connection with a proposed transaction, Saxon and Saxon REIT, Inc. have filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission, and will file a definitive proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. SHAREHOLDERS AND INVESTORS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT SAXON AND SAXON REIT, INC. AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents are available free of charge at the SEC’s website (www.sec.gov) and can also be obtained by directing a request to Bobbi J. Roberts, Vice President, Investor Relations, Saxon Capital, Inc. 4860 Cox Road, Suite 300, Glen Allen, Virginia, Telephone 804.967.7879, email: InvestorRelations@saxonmtg.com.

Saxon, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Saxon and their ownership of Saxon stock is set forth in the proxy statement/prospectus.

Saxon Capital, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except for share data)
(unaudited)

	June 30, 2004	December 31, 2003

Assets
Cash	$7,320	$5,245
Accrued interest receivable	57,891	54,080
Trustee receivable	90,741	74,614
Mortgage loan portfolio	5,293,114	4,723,416
Allowance for loan losses	(34,032)	(43,369)

Net mortgage loan portfolio	5,259,082	4,680,047
Restricted cash	12,343	1,257
Servicing related advances	79,416	98,588
Mortgage servicing rights, net	44,698	41,255
Real estate owned	20,745	23,787
Deferred tax asset	2,660	--
Other assets	73,976	79,959

Total assets	$5,648,872	$5,058,832

Liabilities and shareholders' equity
Liabilities:
Accrued interest payable	$8,425	$8,602
Warehouse financing	879,107	427,969
Securitization financing	4,332,875	4,237,375
Note payable	25,000	25,000
Deferred tax liability	--	907
Other liabilities	12,165	13,933

Total liabilities	5,257,572	4,713,786

Shareholders' equity
Common stock, $0.01 par value per share, 100,000,000 shares
authorized; shares issued and outstanding: 28,730,700 as of
June 30, 2004 and 28,661,757 as of December 31, 2003	287	287
Additional paid-in capital	266,421	264,030
Other comprehensive income (loss), net of tax of $781 and $(3,500)	1,226	(5,497)
Retained earnings	123,366	86,226

Total shareholders' equity	391,300	345,046

Total liabilities and shareholders' equity	$5,648,872	$5,058,832

Saxon Capital, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except for share data)
(unaudited)

	Quarter Ended June 30, 2004	Quarter Ended March 31, 2004	Quarter Ended December 31, 2003	Quarter Ended September 30, 2003	Quarter Ended June 30, 2003

Revenues:
Interest income(1)	$99,051	$90,999	$88,743	$85,489	$83,577
Interest expense	(36,045)	(33,167)	(34,506)	(31,143)	(30,993)

Net interest income	63,006	57,832	54,237	54,346	52,584
Provision for mortgage loan losses	(10,160)	(3,878)	(6,219)	(8,517)	(9,677)

Net interest income after provision for mortgage loan losses	52,846	53,954	48,018	45,829	42,907
Servicing income, net of amortization and impairment(1)	6,931	4,892	8,358	7,994	8,202
Gain on sale of mortgage assets	308	2,551	1,558	924	45

Total net revenues	$60,085	$61,397	$57,934	$54,747	$51,154
Expenses:
Payroll and related expenses	17,554	15,644	12,752	14,839	13,382
General and administrative expenses	13,367	12,758	15,036	11,368	11,424
Other expense	2,823	2,637	1,980	1,053	1,261

Total expenses	33,744	31,039	29,768	27,260	26,067

Income before taxes	26,341	30,358	28,166	27,487	25,087
Income tax expense	8,893	10,666	7,964	10,868	9,656

Net income	$17,448	$19,692	$20,202	$16,619	$15,431
Basic earnings per share	$0.61	$0.69	$0.71	$0.58	$0.54

Diluted earnings per share	$0.56	$0.63	$0.66	$0.55	$0.51

(1)	Previously the Company reported prepayment penalty income as a component of net servicing income. The Company has reclassified prepayment penalty income to interest income for all periods presented.

Saxon Capital, Inc.
Supplemental Data
Quarter Ended

	Qtr 6/30/2004	Qtr 3/31/2004	Qtr 12/31/2003	Qtr 9/30/2003	Qtr 6/30/2003

Production Statistics
Volume
Wholesale	$425,415	$301,206	$320,429	$296,959	$282,460
Retail	264,619	197,511	172,204	184,474	223,633
Correspondent Flow	208,320	111,006	172,033	185,406	200,441
Correspondent Bulk	45,601	32,720	18,636	37,387	34,774
Called loans(1)	--	136,291	--	--	--
Net Cost to Produce(2)
Wholesale	2.63%	3.28%	3.09%	2.81%	2.97%
Retail	2.28%	3.57%	4.47%	3.33%	2.80%
Correspondent Flow	3.03%	3.78%	3.35%	3.24%	3.28%
Correspondent Bulk	4.03%	5.00%	5.79%	5.14%	5.28%
Total Production	2.69%	3.54%	3.57%	3.19%	3.12%
Cost to Service	0.22%	0.26%	0.26%	0.26%	0.26%
Credit Quality(3)
Average Loan-To-Value	80.2%	80.1%	79.6%	79.2%	79.9%
Credit Score	627	618	621	623	617
Fixed Weighted Average Coupon	7.2%	8.2%	8.1%	7.8%	7.7%
ARM Weighted Average Coupon	6.9%	7.2%	7.5%	7.5%	7.6%
Portfolio Statistics
Owned Portfolio Weighted Average Credit Score	614	611	610	607	605
Owned Portfolio Principal Balance
(at period end)	$5,215,050	$4,918,253	$4,665,770	$4,529,008	$4,319,424
Owned Portfolio Seriously Delinquent(4)	6.5%	7.0%	7.7%	7.5%	6.6%
Owned Net Losses on Liquidated Loans-quarter
ended trust basis(5)(6)	11,007	10,381	7,629	7,609	6,668
Owned Net Losses on Liquidated Loans-quarter
ended GAAP basis(6)	9,497	13,350	9,172	7,431	8,029
Total Serviced Portfolio Principal Balance
(at period end)	11,364,002	10,127,216	9,899,523	8,778,290	8,318,228
Total Serviced Portfolio Seriously Delinquent(4)	7.2%	7.9%	8.9%	10.1%	10.0%
Total Serviced Net Losses on Liquidated Loans-
quarter ended trust	29,396	26,982	25,310	26,655	29,127
Key Ratios
Average Earning Assets(7)	$4,986,364	$4,726,335	$4,623,280	$4,395,113	$4,115,044
Average Assets	5,698,349	5,403,329	5,100,500	4,917,499	4,511,920
Average Equity	375,976	352,849	334,823	313,025	297,472
Return on Average Assets(ROA)(8)	1.2%	1.5%	1.6%	1.4%	1.4%
Return on Average Equity(ROE)(8)	18.6%	22.3%	24.1%	21.2%	20.7%
Average Equity/Average Assets	6.6%	6.5%	6.6%	6.4%	6.6%
Interest Income/Average Earning Assets(8)(9)	8.0%	7.7%	7.7%	7.8%	8.1%
Interest Expense/Average Earning Assets(8)	2.9%	2.8%	3.0%	2.8%	3.0%
Net Interest Income/Average Earning Assets(8)(9)	5.1%	4.9%	4.7%	4.9%	5.1%
Net Interest Margin after provision for Mortgage
Loans Losses(8)(9)	4.2%	4.6%	4.2%	4.2%	4.2%
Operating expense/Servicing Portfolio(8)	1.2%	1.2%	1.2%	1.2%	1.2%
Operating expenses/Average Assets(8)	2.4%	2.3%	2.3%	2.2%	2.3%
Efficiency Ratio(10)	48.2%	49.5%	47.6%	43.7%	42.9%
Common Stock Data
Basic earnings per share	$0.61	$0.69	$0.71	$0.58	$0.54
Diluted earnings per share	$0.56	$0.63	$0.66	$0.55	$0.51
Shares used to compute basic EPS	28,703	28,671	28,639	28,600	28,522
Shares used to compute diluted EPS	31,196	31,407	30,701	30,312	29,973
Shares outstanding (period end)	28,731	28,691	28,662	28,617	28,594
Common Stock Price
High	$28.97	$30.75	$22.15	$18.65	$19.01
Low	$21.60	$26.82	$17.15	$15.30	$12.81
Period End	$22.83	$28.40	$20.95	$17.14	$17.28
Book value per share (period end)	$13.62	$12.57	$12.04	$11.34	$10.54

(1)	Called loans are mortgages purchased from the SAST 98-1, 98-2, and 98-3 securitizations pursuant to the clean-up call provision of the trust.

(2)	Net cost to produce is defined as general and administrative costs and premium paid, net of fees collected, divided by loan production.

(3)	Credit quality statistics for quarter ended March 31, 2004, include $136.3 million in called loans.

(4)	Seriously delinquent is defined as 60 plus days past due.

(5)	2004 net losses exclude $5.9 million relating to sale of delinquent called loans purchased at a discount and certain recoveries.

(6)	GAAP requires losses to be recognized immediately upon the loan transferring to real estate owned. The trust does not recognize a loss on real estate owned property until it is sold, which causes a timing difference between GAAP and trust losses. In addition, trust losses exclude losses resulting from a delinquent loan sale. Exhibit A provides a reconcilation of GAAP to trust losses.

(7)	Average Earning Assets is a daily average balance of loans in warehouse and securitized portfolio.

(8)	Ratios are annualized.

(9)	Previously, the Company reported prepayment penalty income as a component of net servicing income. The Company has reclassified prepayment penalty income to interest income for all periods presented.

(10)	Efficiency ratio is calculated as total expenses divided by net revenues, excluding provision for loan losses and gain on sale of mortgage assets. Previously reported efficiency ratio included provision for loan losses and gain on sale of mortgage assets.

Saxon Capital, Inc.
Exhibit A

Reconciliation between GAAP and Trust Losses	Qtr 6/30/2004	Qtr 3/31/2004	Qtr 12/31/2003	Qtr 9/30/2003	Qtr 6/30/2003

Losses trust basis	$11,007,444	$10,381,098	$7,634,886	$7,608,921	$6,668,155
Loan transfers to real estate owned	8,535,846	10,962,530	7,807,217	6,674,255	4,945,405
Realized losses on real estate owned	(8,153,321)	(9,013,402)	(6,189,620)	(6,403,097)	(4,908,526)
Timing differences between trust and financial	(1,157,682)	294,238	(45,201)	248,598	1,233,650
Loss from delinquent loans sale applied to reserve	--	359,138	249,714	--	--
Basis adjustments applied against loss	--	--	(20,223)	(24,203)	(193,744)
Interest not advanced on warehouse	(59,539)	(43,022)	(39,665)	(123,985)	(225,999)
Other	(675,503)	409,460	(226,144)	(549,265)	510,086

GAAP losses	$9,497,246	$13,350,040	$9,170,964	$7,431,224	$8,029,027